SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 30, 1998

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 1998 and December 31, 1997.

     Statement of Changes in Net Assets Available for Plan Benefits for the Period January 1, 1998 through December 30, 1998.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 1998.

     Schedule II - Reportable Transactions for the Period January 1, 1998 through December 30, 1998.


                                     Exhibit
                                     -------

Designation                 Description                      Method of Filing
-----------                 -----------                      ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     SAVINGS AND STOCK INVESTMENT PLAN
                                       FOR SALARIED EMPLOYEES


                                     By: /s/Lee Freeman
                                        ----------------------------------
                                        Lee Freeman, Chairman
                                        Savings and Stock Investment
                                        Plan for Salaried Employees Committee



June 15, 1999

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23          Consent of PricewaterhouseCoopers LLP

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Index of Financial Statements and Supplemental Schedules


                                                                         Pages


Report of Independent Accountants..........................................2

Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 30, 1998 and December 31, 1997...................3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Period January 1, 1998 through
          December 30, 1998...............................................4

     Notes to Financial Statements........................................5-14



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
          as of December 30, 1998........................................15-16

     Item 27d - Reportable Transactions for the Period January 1, 1998
          through December 30, 1998.......................................17

Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

In our opinion, the accompanying statement of net assets available for plan benefits of the Ford Motor Company Savings and Stock Investment Plan present fairly, in all material respects, the financial position of Ford Motor Company Savings and Stock Investment Plan at December 30, 1998 and December 31, 1997, and the related statement of changes in net assets available for plan benefits for the period January 1, 1998 through December 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP


June 7, 1999

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Net Assets Available for Plan Benefits as of December 30, 1998 and December 31, 1997


         ASSETS                                                  1998                   1997
                                                          --------------------   --------------------
Investments, at fair value                                $     14,831,454,618   $      9,956,277,143
value
Loan funds receivable                                              143,790,370            151,612,902
Deposits with insurance companies                                     -                   322,587,090
 under group contracts                                    --------------------   --------------------

      Total assets                                        $     14,975,244,988   $     10,430,477,135
                                                          --------------------   --------------------

     LIABILITIES AND PLAN EQUITY

Employee stock ownership plan, loan payable               $        244,654,704   $        293,053,220
Employee stock ownership plan, interest payable                      1,454,966                 69,193
                                                          --------------------   --------------------

      Total liabilities                                            246,109,670            293,122,413
                                                          --------------------   --------------------

      Net assets available for plan benefits              $     14,729,135,318   $     10,137,354,722
                                                          --------------------   --------------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Changes in Net Assets Available for Plan Benefits for the period January 1, 1998 through December 30, 1998



                                                                                        Stable
                                  Ford               Interest          Common           Value
                                  Stock              Income            Stock            Income           Income        International
                                  Fund               Fund              Fund             Fund             Funds             Funds
                             ---------------    --------------    --------------   ---------------   --------------   --------------
Interest and dividend        $ 1,867,159,904    $  244,770,005    $ 127,600,264     $   12,446,656    $  29,406,234   $  37,011,503
 income
Net appreciation
 (depreciation) in
fair value of investments      1,452,684,345           52,863       211,571,933                401          349,807       6,956,883
Loan repayment                    29,417,529       24,135,626         4,806,873             -               893,010       1,561,571
 (principal)
Loan repayment                     5,383,051        2,962,726           895,074             -               149,620         255,349
 (interest)
Employee contributions           157,645,834       31,121,108        37,027,668             -             6,037,647      13,245,992
Company contributions
 on behalf of employees            2,059,482        1,261,715           346,415             -               195,155         400,458
Company matching                 161,460,640            -                -                  -                 -               -
Transfers in from                                                                         354,174             -               -
 other plans                          -             2,020,873            -
Withdrawal of participants'     (310,755,797)    (166,937,209)      (50,795,445)       (7,999,128)       (8,631,794)     (7,683,961)
 accounts
Net transfers between funds     (564,193,332)      856,785,373     (128,745,756)     (327,035,019)       53,142,326      29,806,641
Loan funds transferred           (32,583,327)     (13,915,876)       (5,192,503)            -            (1,145,457)     (1,442,554)
(out) in
Administrative expense                  -            (496,213)           -                  -               (14,498)        (37,068
Transfers out to other plans      (1,221,918)      (1,535,816)          (30,245)         (354,174)             (263)         (9,590)
Interest expense                 (21,460,461)           -                -                  -                 -               -

                              --------------  ---------------   ---------------   ---------------   ---------------   -------------

Net increase (decrease)
 in plan equity
 for the year                  2,745,595,950      980,225,175       197,484,278     (322,587,090)         80,381,787     80,065,224

Net assets available for
 plan benefits, beginning
 of year                       5,828,945,382      963,621,706     1,057,394,955      322,587,090         120,608,446    161,332,966

                              --------------  ---------------   ---------------   --------------      --------------  -------------

Net assets available for
 plan benefits, end of
 year                        $ 8,574,541,332   $1,943,846,881   $ 1,254,879,233         -             $  200,990,233  $ 241,398,190
                             ---------------   --------------   ---------------   --------------      --------------  -------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Changes in Net Assets Available for Plan Benefits for the period January 1, 1998 through December 30, 1998



                                                                       Growth
                                   Asset                                and
                                Allocation           Growth            Income                Loan
                                   Funds             Funds              Funds                Funds                 Total
                            ------------------    ----------------  ---------------    ----------------      ---------------------
Interest and dividend
 income                        $  21,009,226      $    208,633,601  $   196,622,418             -             $  2,744,659,811
Net appreciation
 (depreciation) in
fair value of investments          1,057,460           183,573,424      112,670,310             -                1,968,917,426
Loan repayment
 (principal)                         384,347             7,775,289        4,378,324     $ (73,352,569)                   -
Loan repayment
 (interest)                           74,959             1,414,472          752,667             -                   11,887,918
Employee contributions             3,666,702            67,865,427       39,560,450             -                  356,170,828
Company contributions
 on behalf of employees              413,579             3,059,814        1,522,056             -                    9,258,674
Company matching                       -                                                                           161,460,640
Transfers in from
 other plans                             140                  -                -                -                    2,375,187
Withdrawal of participants'
 accounts                         (4,093,319)          (42,232,340)     (35,625,732)       (2,739,348)            (637,494,073)
Net transfers
 between funds                     12,835,943           10,312,185       57,091,639             -                        -
Loan funds transferred
 (out) in                            (449,446)          (8,996,174)      (4,575,760)       68,301,097
Administrative expense                 -                   (49,522)         (18,001)            -                     (615,302)
Transfers out to other
 plans                                 (5,158)            (156,563)         (34,613)          (31,712)              (3,380,052)
Interest expense                       -                      -                -                -                  (21,460,461)
                               --------------        -------------    -------------     -------------         ----------------

Net increase (decrease)
 in plan equity
 for the year                      34,894,433          431,199,613      372,343,758        (7,822,532)           4,591,780,596

Net assets available
 for plan benefits,
 beginning of year                 46,481,822          872,312,376      612,457,077       151,612,902           10,137,354,722
                               --------------        -------------   --------------     -------------         ----------------

Net assets available for plan
 benefits, end of year         $   81,376,255       $1,303,511,989   $  984,800,835     $ 143,790,370         $ 14,729,135,318
                               ==============       ==============   ==============     =============         ================

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Notes to Financial Statements


  1.   Description of the Plan:

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       b. Eligibility: With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan twelve months after their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       c. Contributions: The Plan has both a Pre-Tax Program and an After-Tax Program. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income and are classified as Company contributions on behalf of employees. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base monthly salaries to the Plan on an after-tax basis. These after-tax contributions are classified as employee contributions. The investment programs are the same for all savings contributions.

          Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of contributions up to 10 percent of participants' base salaries. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Profit Sharing Plan and Flexible Compensation Account Program are not eligible for the Company match.

       d. Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $119,000 and $104,000 for the period January 1, 1998 through December 30, 1998 and for the year ended December 31, 1997, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       e. Vesting and Distributions: Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

          Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made.

          Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.

       f. Investment Options and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 30, 1998, are as follows:

                                                                  Participants
                                                                  ------------

            Ford Stock Fund                                           61,598
            Interest Income Fund                                      28,131
            Common Stock Fund                                         19,393
            Other                                                    140,006

          The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

          The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations.

          The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

       f. Investment Options and Participation, continued: The Stable Value Income Fund, included in other above, which invests in contracts with insurance companies and other organizations, was eliminated as an investment option for participant contributions effective January 1, 1996. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent. Effective June 30, 1998, this underlying investment contract matured, and all participant assets held in the Stable Value Income Fund were transferred to other investment options.

          Details of investments held as of December 30, 1998 are set forth in Supplemental Schedule Item 27a - Schedule of Assets Held for Investment Purposes.

       g. Transfer of Assets: The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

       h. Loans: The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       i. Forfeitures and Plan Administration Expenses: The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Participant forfeitures amounted to approximately $1,306,000 and $725,000 for the period January 1, 1998 through December 30, 1998 and the year ended December 31, 1997, respectively, of which approximately $496,000 and $63,000, respectively, were used to pay plan administrative expenses.

       j. Employee Stock Ownership Plan: The Plan operates, in part, as a leveraged employee stock ownership plan (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

          The Plan purchased Company common shares using the proceeds of a loan from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 1, 1999.

       j. Employee Stock Ownership Plan, continued: As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.



  2.   Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       c. Contributions: Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

       d. Payment of Benefits: Benefits are recorded when paid.

       e. Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       g. Other: Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

       g. Other:   Dividend income is recorded on the ex-dividend date.
          Income from other investments is recorded as earned on an accrual basis.

          The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          The Ford Stock Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 30, 1998 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objectives into the Stable Value Income Fund, the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.



  3.   Plan Amendment:

       The Plan had the following amendments during the period January 1, 1998 through December 30, 1998 and for the year ended December 31, 1997. The Plan year-end was amended from December 31 to December 30, effective December 30, 1998. The Plan was also amended to give the Board of Directors authority to establish and vary the maximum rate for Company matching contributions under the Plan without shareholder approval.



  4.   Employee Stock Ownership Plan:

       Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account, and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

       The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:


                      Original                            Total               # of        Date of
  Date of             Principle         Interest        Quarterly          Quarterly       First
   Loan                Balance            Rate          Payments           Payments       Payment
------------         -----------      ------------    -----------       -------------- ------------
 11/25/98          $  26,403,776         5.00%       $   5,418,883            5          12/1/98
  8/27/98            107,797,613         5.72           18,629,451            6          9/1/98
  4/29/97             10,391,587         8.50            3,566,155            3          6/2/97
 12/30/97            293,053,220         8.50           39,999,202            8          3/2/98

       All of the loans mature on December 1, 1999, except for the April 29, 1997 loan which matured on December 1, 1997.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 30, 1998 and December 31, 1997, the share activity is as follows:

                                                      1998                                   1997
                                         -------------------------------         -------------------------------
                                         Allocated           Unallocated         Allocated           Unallocated
                                         ----------          -----------         ---------           -----------
         Ford Motor Company
            common shares:
           Number of shares                3,376,071          5,239,021             301,315               -
           Cost                       $  153,460,001      $ 241,459,866        $ 10,391,561               -

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

       The following highlights certain ESOP activity:

                                                                          1998
                                                                          Loan
                                                                        Activity
                                                                        --------

        Shares purchased with loan cash                                8,615,092
        Cost of shares purchased with loan cash                 $    394,919,867
        Loan principal paid                                          182,599,905
        Loan interest paid and accrued                                20,170,879


  5.   Asset Value Per Fund Unit:

       The number of units, rounded to the nearest whole, the asset value per unit, and the total asset value, of the Plan's investments at December 30, 1998 are as follows:

                                                                                        Asset
                                                                                        Value               Total
                                                                       Number            Per                 Asset
                                                                      of Units           Unit                Value
                                                                  ------------------  -----------     ----------------
        Interest Income Fund                                          1,943,846,881    $    1.00      $  1,943,846,881
        T. Rowe Price Spectrum Growth Fund                                  671,165        16.26            10,913,150
        Scudder International Fund                                          301,652        48.48            14,624,092
        Vanguard Life Strategy Conservative Growth Fund                     659,234        14.70             9,690,739
        T. Rowe Price Spectrum Income Fund                                2,348,349        11.49            26,982,531
        Scudder International Bond Fund                                     137,369        10.76             1,478,088
        Vanguard Life Strategy Moderate Growth Fund                         599,366        16.82            10,081,336
        T. Rowe Price New Horizons Fund                                   2,861,847        22.61            64,706,357
        Scudder Global Fund                                                 376,276        28.53            10,735,144
        Vanguard Life Strategy Growth Fund                                  436,531        18.74             8,180,591
        T. Rowe Price International Stock Fund                            2,531,218        14.92            37,765,779
        Scudder Global Discovery Fund                                       218,785        22.70             4,966,421
        Vanguard 500 Index Fund                                           3,062,659       114.18           349,694,364
        T. Rowe Price International Discovery Fund                          103,236        15.55             1,605,324
        Scudder Income Fund                                                 558,976        13.25             7,406,435
        Vanguard Value Index Fund                                         1,229,716        22.52            27,693,207
        T. Rowe Price New Asia Fund                                       2,460,210         5.03            12,374,854
        Scudder Growth and Income Fund                                    1,916,700        26.22            50,255,865
        Vanguard Growth Index Fund                                        5,118,919        31.77           162,628,072
        T. Rowe Price High Yield Fund                                     3,231,947         8.36            27,019,073
        Scudder Greater Europe Growth Fund                                2,505,550        26.42            66,196,633
        Vanguard Explorer Fund                                              149,796        55.06             8,247,777
        T. Rowe Price New Era Fund                                          236,197        19.48             4,601,125
        Scudder Japan Fund                                                  933,924         8.20             7,658,177
        Vanguard International Value Fund                                   150,818        25.02             3,773,477

                                                            -12-

  5.
       Asset Value Per Fund Unit,
       continued:
                                                                                      Asset              Total
                                                                                      Value              Asset
                                                                       Number         Per                Value
                                                                      of Units        Unit
                                                                  ------------------  --------  ------------------

        T. Rowe Price Latin American Fund                              1,283,250   $     6.80  $          8,726,099
        Barclays Global Investors Bond Fund                            4,170,523        15.27            63,683,887
        Ford Stock Fund                                              467,022,948        18.36         8,574,541,332
        Comerica Common Stock Fund                                    21,129,470        59.39         1,254,879,233
        Associates Stock Fund                                          1,633,926        18.01            29,427,016
        Fidelity Fund                                                  1,675,562        36.62            61,359,079
        Fidelity Puritan Fund                                          1,873,066        20.07            37,592,430
        Fidelity Trend Fund                                               30,368        55.17             1,675,388
        Fidelity Magellan Fund                                         2,080,756       120.38           250,481,385
        Fidelity Contrafund                                            5,266,562        60.73           319,838,302
        Fidelity Equity-Income Fund                                    1,401,774        55.30            77,518,107
        Fidelity Growth Company Fund                                   2,121,876        50.55           107,260,825
        Fidelity Investment Grade Bond Fund                            3,792,559         7.38            27,989,088
        Fidelity Growth and Income Portfolio                           6,966,671        45.81           319,143,211
        Fidelity Value Fund                                            1,010,772        45.52            46,010,339
        Fidelity Government Income Fund                                3,799,135        10.18            38,675,192
        Fidelity Retirement Growth Fund                                1,506,478        20.34            30,641,756
        Fidelity Overseas Fund                                           559,350        35.79            20,019,142
        Fidelity Europe Fund                                             851,135        33.33            28,368,330
        Fidelity Pacific Basin Fund                                      276,258        13.05             3,605,164
        Fidelity Real Estate Investment Portfolio                        994,093        15.38            15,289,157
        Fidelity Balanced Fund                                           548,044        16.31             8,938,604
        Fidelity International Growth and Income Fund                    198,690        20.77             4,126,786
        Fidelity Capital Appreciation Fund                               729,822        21.76            15,880,926
        Fidelity Canada Fund                                              51,440        13.74               706,787
        Fidelity Utilities Fund                                        1,092,205        23.04            25,164,394
        Fidelity Asset Manager                                         1,088,981        17.30            18,839,367
        Fidelity Worldwide Fund                                          984,511        16.40            16,145,973
        Fidelity Stock Selector                                        1,255,057        28.56            35,844,428
        Fidelity Asset Manager:Growth                                  1,098,875        18.63            20,472,048
        Fidelity Asset Manager:Income                                  1,147,332        12.30            14,112,178
        Fidelity Dividend Growth Fund                                  6,705,830        28.63           191,987,906
        Fidelity New Markets Income Fund                                 693,712         8.95             6,208,725
        Fidelity Global Balanced Fund                                     73,504        16.86             1,239,271
        Fidelity Small Capital Selector Fund                           2,480,491        13.82            34,280,385
        Fidelity International Bond Fund                                 170,774         9.06             1,547,216
                                                                                                  -----------------

                                                                                                  $  14,585,344,948
                                                                                                  =================

                                                  -13-

  6.   Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



  7.   Plan Termination:

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.



  8.   Other:

       Differences between the data shown on pages 3 and 4 of this report and the 1998 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

       On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Company stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Company stock owned as of the record date. Both the spin-off dividend and the cash dividend were paid on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options, except the Associates Stock Fund or the Stable Value Income Fund. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

       $1,643,056,165 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $670,227,982 was invested in other Plan options and $228,450,819 was paid out in cash directly to Plan participants.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

       As of March 3, 1998, the Associates Stock Fund became a "sell-only" fund, and after December 31, 1999, will be closed.



  9.   Subsequent Event:

       The Company is funding its employer match through a contribution to a leveraged employee stock ownership plan. Effective December 31, 1998, the Plan borrowed $100,000,000 from Ford Motor Company to fund Ford's matching contributions for 1999. The note bears interest at 5% and is payable in 17 bi-weekly installments through August 15, 1999.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 30, 1998



                                            (c)
             (b)                 Description of Investment,
      Identity of Issuer         Including Maturity Date,                                                   (e)
      Lessor, Borower            Rate of Interest Collateral,                           (d)               Current
(a)   or Similar Party           Par of Maturity Value                                 Cost**              Value
---   ------------------         ----------------------------                          ------          ----------------

 *    Fidelity Investments        Interest Income Fund, 1,943,846,881 units                            $  1,943,846,881
 *    Fidelity Investments        T. Rowe Price Specturm Growth Fund, 671,165 units                          10,913,150
 *    Fidelity Investments        Scudder International Fund, 301,652 units                                  14,624,092
 *    Fidelity Investments        Vanguard Life Strategy Conservative Growth Fund,
                                    659,234 units                                                             9,690,739
 *    Fidelity Investments        T.Rowe Price Spectrum Income Fund, 2,348,349 units                         26,982,531
 *    Fidelity Investments        Scudder International Bond Fund, 137,369 units                              1,478,088
 *    Fidelity Investments        Vanguard Life Strategy Moderate Growth Fund, 599,366 units                 10,081,336
 *    Fidelity Investments        T. Rowe Price New Horizons Fund, 2,861,847 units                           64,706,357
 *    Fidelity Investments        Scudder Global Fund, 376,276 units                                         10,735,144
 *    Fidelity Investments        Vanguard Life Strategy Growth Fund, 436,531 units                           8,180,591
 *    Fidelity Investments        T. Rowe Price International Stock Fund, 2,531,218 units                    37,765,779
 *    Fidelity Investments        Scudder Global Discovery Fund, 218,785 units                                4,966,421
 *    Fidelity Investments        Vanguard 500 Index Fund, 3,062,659 units                                  349,694,364
 *    Fidelity Investments        T. Rowe Price International Discovery Fund, 103,236 units                   1,605,324
 *    Fidelity Investments        Scudder Income Fund, 558,976 units                                          7,406,435
 *    Fidelity Investments        Vanguard Value Index Fund, 1,229,716 units                                 27,693,207
 *    Fidelity Investments        T. Rowe Price New Asia Fund, 2,460,210 units                               12,374,854
 *    Fidelity Investments        Scudder Growth and Income Fund, 1,916,700 units                            50,255,865
 *    Fidelity Investments        Vanguard Growth Index Fund, 5,118,919 units                               162,628,072
 *    Fidelity Investments        T. Rowe Price High Yield Fund, 3,231,947 units                             27,019,073
 *    Fidelity Investments        Scudder Greater Europe Growth Fund, 2,505,550 units                        66,196,633
 *    Fidelity Investments        Vanguard Explorer Fund, 149,796 units                                       8,247,777
 *    Fidelity Investments        T. Rowe Price New Era Fund, 236,197 units                                   4,601,125
 *    Fidelity Investments        Scudder Japan Fund, 933,924 units                                           7,658,177
 *    Fidelity Investments        Vanguard International Value Fund, 150,818 units                            3,773,477
 *    Fidelity Investments        T. Rowe Price Latin America Fund, 1,283,250 units                           8,726,099
      Barclays Global Investors   Bond Fund, 4,170,523 units                                                 63,683,887
 *    Ford Motor Company          Ford Stock Fund, 467,022,948 units                                      8,574,541,332
      Comerica Bank, N.A.         Common Stock Fund, 21,129,470 units                                     1,254,879,233
 *    Ford Motor Company          Associates  Stock Fund, 1,633,926 units                                    29,427,016
 *    Fidelity Investments        Fidelity Fund, 1,675,562 units                                             61,359,079
 *    Fidelity Investments        Fidelity Puritan Fund, 1,873,066 units                                     37,592,430
 *    Fidelity Investments        Fidelity Trend Fund, 30,368 units                                           1,675,388
 *    Fidelity Investments        Fidelity Magellan Fund, 2,080,756 units                                   250,481,385
 *    Fidelity Investments        Fidelity Contrafund, 5,266,562 units                                      319,838,302
 *    Fidelity Investments        Fidelity Equity-Income Fund, 1,401,774  units                              77,518,107
 *    Fidelity Investments        Fidelity Growth Company Fund, 2,121,876 units                             107,260,825
 *    Fidelity Investments        Fidelity Investment Grade Bond Fund, 3,792,559 units                       27,989,088
 *    Fidelity Investments        Fidelity Growth and Income Portfolio, 6,966,671 units                      319,143,211

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes, Continued



                                            (c)
             (b)                 Description of Investment,
      Identity of Issuer         Including Maturity Date,                                                   (e)
      Lessor, Borower            Rate of Interest Collateral,                           (d)               Current
(a)   or Similar Party           Par of Maturity Value                                 Cost**              Value
---   ------------------         ----------------------------                          ------          ----------------
 *    Fidelity Investments        Fidelity Value Fund, 1,010,772 units                                $     46,010,339
 *    Fidelity Investments        Fidelity Government Income Fund, 3,799,135 units                          38,675,192
 *    Fidelity Investments        Fidelity Retirement Growth Fund, 1,506,478 units                          30,641,756
 *    Fidelity Investments        Fidelity Overseas Fund, 559,350 units                                     20,019,142
 *    Fidelity Investments        Fidelity Europe Fund, 851,135 units                                       28,368,330
 *    Fidelity Investments        Fidelity Pacific Basin Fund, 276,258 units                                 3,605,164
 *    Fidelity Investments        Fidelity Real Estate Investment Portfolio Fund,
                                      994,093 units                                                         15,289,157
 *    Fidelity Investments        Fidelity Balanced Fund, 548,044 units                                      8,938,604
 *    Fidelity Investments        Fidelity International Growth and Income Fund,
                                      198,690 units                                                          4,126,786
 *    Fidelity Investment         Fidelity Capital Appreciation Fund, 729,822 units                         15,880,926
 *    Fidelity Investments        Fidelity Canada Fund, 51,440 units                                           706,787
 *    Fidelity Investments        Fidelity Utilities Fund, 1,092,205 units                                  25,164,394
 *    Fidelity Investments        Fidelity Asset Manager, 1,088,981 units                                   18,839,367
 *    Fidelity Investments        Fidelity Worldwide Fund, 984,511 units                                    16,145,973
 *    Fidelity Investments        Fidelity Stock Selector, 1,255,057 units                                  35,844,428
 *    Fidelity Investments        Fidelity Asset Manager:Growth, 1,098,875 units                            20,472,048
 *    Fidelity Investments        Fidelity Asset Manager:Income, 1,147,332 units                            14,112,178
 *    Fidelity Investments        Fidelity Dividend Growth Fund, 6,705,830 units                           191,987,906
 *    Fidelity Investments        Fidelity New Markets Income Fund, 693,712 units                            6,208,725
 *    Fidelity Investments        Fidelity Global Balanced Fund, 73,504 units                                1,239,271
 *    Fidelity Investments        Fidelity Small Capital Selector Fund, 2,480,491 units                     34,280,385
 *    Fidelity Investments        Fidelity International Bond Fund, 170,774 units                            1,547,216
 *    Participant Loans           Participant loans, interest rates varying from
                                     6.0 to 12.5 percent
                                                                                                           143,790,370
                                                                                                      ----------------

                                                                                                      $ 14,729,135,318
                                                                                                      ----------------


Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1998.
      Current values also include interest and dividends receivable.

*Denotes party-in-interest.
**Not required per Department of Labor reporting

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions for the period January 1, 1998 through December 30, 1998




Identity
of                                                                                                         Current
Party                                        Purchase       Selling      Lease  Expenses      Cost         Value         Net Gain
Involved     Description of Asset              Price         Price       Rental Incurred    of Asset      of Asset     or (Loss)
----------  -----------------------       -------------- -------------- ------- -------- -------------    ---------     ----------
REPORTING   Single transaction in excess
CRITERION   of five percent of current
I:          value of plan assets.

            None.

REPORTING   Series of transaction in
CRITERION   other than securities
II:         in excess of five
            percent of current value of
            plan assets.

            None.

REPORTING   Series of transaction in
CRITERION   securities in excess of
III:        five percent of current value
            of plan assets.

 Fidelity   Interest Invome Fund:
 Investments   255 Purchases              $4,101,657,975                                 $4,101,657,975  $4,101,657,975
               252 Sales                                   $3,121,432,799                 3,121,432,799   3,121,432,799


 Ford Motor  Ford Stock Fund:
 Company       251 Purchases               4,946,239,579                                   2,699,376,376
               251 Sales                                    3,631,757,714                                 3,631,757,714 $932,381,338


 Ford Motor  The Common Stock Fund:
 Company       251 Purchases                   246,973,931                                  146,141,341
               251 Sales                                      261,045,252                                   261,045,252  114,903,911

REPORTING    Single transactions
CRITERION    with a nonregulated entity
IV:          in excess of five percent of
             current value of plan assets.

             None.

                                                            -18-